UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	December 22, 2016

Prudential Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania	000-55084	46-2935427
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1834 West Oregon Avenue, Philadelphia, Pennsylvania	19145
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	(215) 755-1500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[x]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

As previously reported, on June 2, 2016, Prudential Bancorp, Inc. (the "Company") and Polonia Bancorp, Inc. ("Polonia") entered into the Agreement and Plan of Merger (the "Merger Agreement") with Polonia pursuant to which Polonia will merge with and into the Company, with the Company surviving the merger.  In addition, Polonia Bank, a federally chartered savings bank and Polonia's wholly owned subsidiary, will merge with and into Prudential Saving Bank, a Pennsylvania-chartered savings bank and the wholly owned subsidiary of the Company, with Prudential Bank as the surviving bank.

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Polonia common stock will be converted into the right to receive, at the election of the Polonia shareholder (subject to certain conditions, including conditions relating to pro-ration and to potential adjustment of the Merger Consideration (as hereinafter defined)): (i) 0.7591 of a share of Company common stock (the "Exchange Ratio") or (ii) $11.28 in cash (the "Per Share Cash Consideration" and collectively with the Exchange Ratio, the "Merger Consideration"). The Merger Consideration is subject to adjustment in certain limited situations.  In the event that Polonia Consolidated Stockholders' Equity, as calculated in accordance with the terms of the Merger Agreement, is less than $37.4 million as of the Final Statement Date, as defined in the Merger Agreement, then the Exchange Ratio and the Per Share Cash Consideration will be adjusted downward to reflect the amount of the difference between $37.4 million and the Polonia Consolidated Stockholders' Equity. The Merger Consideration is subject to potential upward adjustment to reflect the after-tax impact of certain recoveries experienced by Polonia, if any, achieved prior to the Final Statement Date as specified in the Merger Agreement. Based the Polonia Consolidated Stockholders' Equity as of October 31, 2016 of $36.7 million, as calculated in accordance with the Merger Agreement, the Exchange Ratio and the Per Share Cash Consideration have been adjusted to 0.7460 and $11.09, respectively.

The Company issued a press release announcing the determination of the final merger consideration. A copy of that press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The consummation of the Merger remains subject to various conditions, including customary closing conditions.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to the Company and Polonia, or other effects of the proposed Merger of the Company and Polonia. These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond the Company's control). The words "may," "could," "should," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements.

In addition to factors previously disclosed in the reports filed by the Company with the Securities and Exchange Commission ("SEC") and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to satisfy other closing conditions to the Merger, including approval by shareholders of Prudential; delay in closing the Merger; difficulties and delays in integrating the Polonia business or fully realizing anticipated cost savings and other benefits of the Merger; business disruptions following the Merger; the strength of the United States economy in general and the strength of the local economies in which the Company and Polonia conduct their operations; general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan, investment and mortgage-backed securities portfolios, changes in accounting principles, policies or guidelines and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and fees; and the success of the Company at managing the risks involved in the foregoing.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company to reflect events or circumstances occurring after the date of the forward-looking statement.

For a complete discussion of the assumptions, risks and uncertainties related to Prudential's business, you are encouraged to review the Company's filings with the SEC, including its most recent Annual Report on Form 10-K, as supplemented by its quarterly or other reports subsequently filed with the SEC.

Important Additional Information and Where to Find It

The Company has filed with the SEC a Registration Statement on Form S-4 relating to the proposed merger which includes a prospectus for the offer and sale of the Company's common stock and a proxy statement of Polonia for solicitation of proxies from its shareholders with respect to the Merger as well as a proxy statement for the solicitation of proxies from its shareholders for use at the meeting at which the proposal to approve the issuance of shares of the Company's common stock to Polonia's shareholders is considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF THE COMPANY AND POLONIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT AND/OR PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the proxy statement and the proxy statement/prospectus, as well as other filings containing information about the Company, may be obtained at the SEC's website at http://www.sec.gov, when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.prudentialsavingsbank.com under the heading "About Us" and then under the Investor Relations menu. In addition, copies of the proxy statement when it becomes available can also be obtained, free of charge, by directing a request to the Company at 1834 West Oregon Avenue, Philadelphia, PA 19145, Attention: Corporate Secretary or by contacting the Company's Corporate Secretary at 215-755-1500 or to Polonia Bancorp at 3933 Huntingdon Pike, 3rd Floor, Huntingdon Valley, PA 19006 or by contacting Paul Rutkowski, CFO and Corporate Secretary, at 215-938-8800.

Item 9.01	Financial Statements and Exhibits
(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	The following exhibits are included with this Report:

Exhibit No.	Description
99.1	Press release dated December 22, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRUDENTIAL BANCORP, INC.

	By:	/s/Jack E. Rothkopf
	Name:	Jack E. Rothkopf
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

Date: December 22, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 22, 2016